September 30, 2013

Via EDGAR and Hand Delivery

Mr. Christian Windsor,
Special Counsel,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-9303.

Re: Stonegate Mortgage Corporation
Registration Statement on Form S-1
Filed September 6, 2013
CIK No. 0001454389

Dear Mr. Windsor:

This letter provides the responses of Stonegate Mortgage Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 17, 2013 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company on September 6, 2013 (CIK No. 0001454389). In connection with this response to the Comment Letter, enclosed please find Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, which has been filed with the Commission.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response. The page references in the Staff’s comments refer to page numbers in the Registration Statement filed by the Company on September 6, 2013; the page numbers in the Company’s responses refer to the page numbers in Amendment No. 1 to the Registration Statement.

General

1.	Revise your disclosure in your next amendment to include all non-430A information, including the number of securities registered. Also, please file your remaining exhibits, including your legality opinion, as soon as possible to facilitate staff review of those documents.

Response: The Company has asked us to supplementally advise the Staff that Amendment No. 1 includes all non-430A information, including the number of securities registered, the identity and required disclosures regarding each selling shareholder, the public offering price range, and all information determined based on the number of securities registered and the midpoint of the public offering price range. Amendment No. 1 also includes all remaining exhibits, including the opinion of Barnes & Thornburg filed as Exhibit No. 5.

Experts, page 187

2.	Please revise to provide the disclosures required by Item 304 of Regulation S-K in regard to the change in accountants.

Response: The Company has asked us to supplementally advise the Staff that Amendment No. 1 includes on page 191 the following disclosure in accordance with Item 304 of Regulation S-K:

“Change in the Company’s Independent Registered Accounting Firm

On June 17, 2013, the Company engaged KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm for the Company’s year ending December 31, 2013. As a result of the engagement of KPMG, on June 17, 2013, the Company dismissed Richey May LLP (“Richey May”) as the Company’s independent registered public accounting firm, which dismissal was approved by the Company’s audit committee on June 17, 2013.

During the years ended December 31, 2012 and 2011, Richey May’s reports on the Company’s consolidated financial statements did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2012 and 2011 and the subsequent interim period through June 17, 2013, (i) there were no disagreements between the Company and Richey May regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Richey May would have caused Richey May to make reference to the subject matter of the disagreement with its reports on the Company’s financial statements; and (ii) there were no reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

On September 19, 2013, the Company provided Richey May with a copy of the disclosures it is making in response to Item 304 of Regulation S-K, and requested Richey May furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the letter, dated September 23, 2013, will be filed as Exhibit 16.1 to the Company’s registration statement on Form S-1.

During the years ended December 31, 2012 and 2011 and the subsequent interim period through June 17, 2013, the Company did not consult with KPMG regarding either (i) application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a “reportable event” (as defined in paragraph (a)(1)(v) of Item 304 of Regulation S-K).”

The copy of the letter from Richey May addressed to the Commission stating that it agrees with the above statements has been filed as Exhibit 16.1 to Amendment No. 1.

Unaudited Financial Statements for the Six Months Ended June 30, 2012, page 33

3.	Please revise to include notes to the financial statements as of and for the six months ended June 30, 2012 or tell us why this information has not been presented.

Response: The Company has asked us to supplementally advise the Staff that Amendment No. 1 includes notes to the financial statements as of and for the six months ended June 30, 2012, commencing on page F-37.

Note N. Income Taxes, page F-59

4.	We note your response to prior comment four in our letter dated August 23, 2013. Please address the following for both the December 31, 2012 and the June 30, 2013 timeframes:

•	Reasons for the significant increase, from year end, in both federal and state net operating loss carryforwards which occurred during the interim six month period of fiscal 2013;

•	Explain in detail the tax planning strategies clarifying how each strategy would be in accordance with ASC 740-10-30-19;

•	Clarify whether the tax planning strategies apply equally to the federal and state net operating loss carryforwards or whether the federal and state net operating loss carryforwards treat the tax planning strategies differently;

•	Provide us with the projections to support the realization of the deferred tax asset. The projections should outline the significant assumptions, how accurate forecasts have been in the past, and to the extent prior forecasts were not accurate, why you believe current forecasts will be accurate;

•	Tell us how many years into the future the forecasts go out when projecting a full recovery of the deferred tax asset, and in particular the state and federal net operating loss carryforwards; and

•	Provide us with additional information addressing the reversal of the deferred tax liabilities and the impact on the recognition of the deferred tax asset.

Response: The Company has asked us to supplementally advise the Staff as follows:

•	The increases in the Company’s federal and state net operating loss carryforwards during the six months ended June 30, 2013 primarily result from increases in timing differences related to originated mortgage servicing rights (“OMSRs”) and interest rate lock commitments (“IRLCs”) and related forward mortgage backed securities (“MBS”) trades. Pre-tax book income for the six months ended June 30, 2013 was approximately $30.5 million. Because of the significant timing differences related to the above, taxable income differs significantly from this pre-tax book income. In particular, because the Company’s primary business activity consists of the origination and sale of mortgage loans with the retention of servicing rights, these sales typically result in the recognition of gains for book purposes. However, because the servicing retained by the Company constitutes normal servicing, as that term is defined in applicable income tax guidance of the Internal Revenue Code, these sales do not result in the recognition of a corresponding amount of taxable gain. Similarly, the Company’s IRLCs and related forward MBS trades are recorded as derivative financial instruments and changes in fair value are recorded for book purposes under U.S. GAAP. However, the IRLCs and forward MBS trades with respect to the IRLCs are not subject to mark-to-market adjustments for tax purposes. These items created an approximate $50.0 million difference between book and tax income during the six months ended June 30, 2013 which drove the increase in both federal and state net operating loss carryforwards during the period.

•	At June 30, 2013 and December 31, 2012, the Company had deferred tax assets related to net operating loss carryforwards of $11.5 million and $5.8 million, respectively. Of those amounts, none is considered realizable through the carryback period. However, at each June 30, 2013 and December 31, 2012 period end, the Company considered its projected future taxable income on its assessment of the realizability of its deferred tax assets, and the Company expects sufficient taxable income during the net operating loss carryforward period to utilize the deferred tax assets. Further, to the extent projected future taxable income is insufficient to result in the full utilization of the deferred tax assets, the Company has available prudent and feasible tax planning strategies to increase the recognition of taxable income in amounts sufficient to fully utilize the deferred tax assets. The most significant of such strategies would involve the sale of some or all of the Company’s OMSRs.

•	The Company’s tax planning strategies discussed in the immediately preceding bullet point apply equally to the federal and state net operating loss carryforwards in respect to overall taxable income. Future earnings will be apportioned to states based on the Company’s business activity for each respective year in accordance with the tax laws of each state. The use of various state net operating loss carryforwards will be contingent upon the business activity for each state during the years in which there is taxable income. The Company expects to continue to have business activity in states with net operating loss carryforwards that will result in a sufficient amount of taxable income being apportioned to the states in order to utilize its state net operation loss carryforwards.

•	The Company used the projections of income before income taxes supplementally submitted to the Commission on September 24, 2013 for the years indicated therein in arriving at its conclusion that its deferred tax assets would more likely than not be realizable in accordance with ASC 740. The Company used estimates of the following significant items that impact income and expenses in arriving at the forecasted amounts:

•	Increasing production volume (through both organic growth and acquisitions);

•	Changing production channel mix (an increasing percentage of future production volume coming from the retail channel as opposed to the correspondent and wholesale channels);

•	Increasing servicing portfolio size resulting from increasing production volume;

•	Decreasing servicing cost per loan as the Company’s servicing portfolio increases at a faster rate than its costs to service;

•	Increasing servicing and ancillary fees from an increasing servicing portfolio;

•	Increasing market interest rates and higher average outstanding debt balances; and

•	Stable net interest spreads.

The forecasted amounts supplementally submitted to the Commission were derived from a detailed financial model projecting income before income taxes on a quarterly basis through December 31, 2015. For fiscal years 2016 and 2017, for purposes of the deferred tax asset realizability analysis, the Company conservatively estimated no growth from its fiscal year 2015 projections. The Company notes that for its annual fiscal year ended December 31, 2012, its actual income before income taxes exceeded its projection and for the current year ending December 31, 2013, the Company is on-track to meet or exceed its projected 2013 income before income taxes and, therefore, the Company believes that its current forecast is reliable.

•	As illustrated in the Company’s response in the immediately preceding bullet point, the Company’s forecasts cover a period of 5 years. The cumulative amount of income before income taxes for the fiscal years 2013-2017 is significantly in excess of the Company’s federal and state net operating losses as of December 31, 2012 and June 30, 2013.

•	The primary component of the Company’s deferred tax liability at June 30, 2013 related to OMSRs capitalized as assets under GAAP, which totaled approximately $37.5 million. The reversal of this deferred tax liability will occur as the Company recognizes taxable income on its OMSRs during the repayment period of the underlying mortgage loans serviced, which the Company estimates to be a life of approximately 8 years. In addition, if the Company elects to sell some or all of its OMSRs, the related reversal of some or all of the deferred tax liability would occur on the date of such sale upon recognition of taxable income as a result of the sale. As taxable income is generated by the Company through the servicing of the mortgage loans or the sale of the OMSRs, the use of the net operating losses will result in the recognition of the related deferred tax asset.

Additionally, in connection with this response letter, the Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4312 or downesr@sullcrom.com.

Yours truly,
/s/ Robert W. Downes
Robert W. Downes

cc:	Joshua Samples

(Securities and Exchange Commission)

Barbara A. Cutillo

(Stonegate Mortgage Corporation)

David O. Hopkins

(KPMG LLP)

Keith A. May

(Richey, May & Co., LLP)

Curt W. Hidde, Esq.

(Barnes & Thornburg LLP)

Daniel M. LeBey, Esq.

(Hunton & Williams LLP)